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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026




This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On September 18, 2001, Compaq Computer Corporation posted the following Q&A on its internet website, Compaq.com:

                                  CUSTOMER Q&A


SERVICES

Q: WILL HP TAKE ADVANTAGE OF COMPAQ'S PROFESSIONAL SERVICES EXPERTISE AND CAPABILITIES?
A: Compaq understands that customers want solutions to problems, and that professional services are vital to creating and delivering the right solutions. The two companies have complementary strengths in professional services and services targeted at key vertical industries. Compaq brings strong multi-vendor capabilities and we see HP with a substantial experience in outsourcing. By combining forces, Compaq sees the new HP as a top-tier services provider - offering a true choice for customers in how they plan, develop, implement and manage IT projects.

Q: HOW LONG WILL HP SUPPORT COMPAQ PRODUCTS?
A: All customer commitments made by Compaq -- including contracts and product and services warranties -- will be honored according to their terms.

Q: WILL COMPAQ SERVICE ACCOUNT MANAGERS CHANGE ONCE THE MERGER IS COMPLETE?
A: While some account roles will change as a result of the merger, we are committed to putting more "feet on the street" than ever before.


Q: WILL THE LEVEL OF SERVICE COMPAQ CUSTOMERS RECEIVE BE AFFECTED BY THE MERGER?
A: Compaq has a strong service culture and we see HP as the same. All customer commitments made by Compaq -- including contracts and product and services warranties -- will be honored according to their terms.


TECHNOLOGY/PRODUCTS

Q43. HOW WILL WE HANDLE COMPETING PRODUCTS AND SERVICES?
A. Those decisions will be made during the coming months as we continue the integration planning process.


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Q44. WHAT ABOUT DUPLICATION OF OTHER R&D ACTIVITIES, IN PARTICULAR THE NUMEROUS
OPERATING SYSTEMS SUPPORTED BY THE COMBINED COMPANIES?
A. The combined company will maintain a strong commitment to developing intellectual property and will continue to have a substantial research budget. Our R&D strategy is around winning plays.

Q35. OBVIOUSLY YOU CAN'T GO TO MARKET WITH TWO VERSIONS OF UNIX -- HP-UX AND COMPAQ TRU64 UNIX. WHICH ONE WINS?
UNIX is one of the areas where the synergies between the two companies are so clear. We see the opportunity to deliver greater value for customers by providing the best UNIX operating system on the Itanium processor platform. . The end result will be the most complete solution for the data center, high performance technical computing and the next generation of large, highly available transaction engines.

Q36. DID THE MERGER DISCUSSIONS HAVE ANYTHING TO DO WITH COMPAQ'S DECISION TO STANDARDIZE ON THE INTEL ITANIUM PROCESSOR FAMILY AND TRANSFER YOUR ALPHA TECHNOLOGY AND RESOURCES TO INTEL?
A. Not at all. That decision was made long before any discussion of a merger. But the fact is that Compaq and HP have both made a substantial commitment to IPF. HP was Intel's original design partner for the microprocessor architecture, so they have significant expertise with IPF. Compaq is one of Intel's largest customers, and we have a track record of innovation in systems engineering with the Intel architecture. We also transferred our Alpha resources to Intel to help enhance the next generation of Itanium. The new company will be able to leverage that leadership for the benefit of our customers.


Q38. WILL YOU CONTINUE TO SUPPORT OPENVMS?
A. Yes. We have a loyal installed base of OpenVMS users and we will continue to support their needs under the roadmap we have already communicated prior to the announcement of the proposed transaction. This includes continued support on the upcoming EV7 and EV79 Alpha systems, as well as a continuation of the port and release on Itanium-based systems. We will, as previously stated prior to the announcement of the proposed transaction, migrate our OpenVMS application portfolio, ensuring the ongoing operating environment for our OpenVMS customers and partners.

                                 ACCESS PRODUCTS

Q41. COMPAQ AND HP BOTH HAVE LARGE PC BUSINESSES. HOW WILL THIS MAKE YOU MORE COMPETITIVE?
A. As we all know, the commercial and consumer PC businesses are very competitive. The PC market will decline this year for the first time since 1986. Through world-class design and engineering, we will lead the next generation of innovative PC and access products. We will also benefit from significant economies of scale in the PC business, as well as aggressive direct and channel distribution models.

Q42. BOTH COMPAQ AND HP HAVE ENTRIES IN THE POCKET PC MARKET AS WELL AS IN MARKETS LIKE DIGITAL MUSIC AND ENTERTAINMENT. HOW WILL YOU RESOLVE THIS DUPLICATION?
A. Once again, this is a situation where the customer will be the ultimate winner. Compaq and HP are two of the leading innovators around the Pocket PC platform. The result will be even greater innovation focused on handheld and wireless solutions for business users. We also see significant growth opportunities in emerging markets like digital music.

Q: WHAT WILL HAPPEN WITH THE CURRENT COMPAQ ACCESS PRODUCTS THAT I AM BUYING TODAY?
A: We want you as a valued Compaq customer to feel confident that your investment in the current Compaq Evo, iPAQ, Deskpro, Armada, Presario, Professional Workstation and thin client product lines will be fully protected. Roadmaps will be carefully managed and provide smooth transitions. You will continue to receive the same high quality and reliability you have grown to


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expect from Compaq, the same commitment to delivering the best technology available, a better selection of end-to-end products to meet your technology needs, protection of your technology investments, and better service and support than ever before.

Q: WHAT WILL HAPPEN SPECIFICALLY TO COMPAQ HOUSTON?
A: Compaq's Houston campus will be a strategic center of engineering excellence and product development for our industry standard servers and other Intel-based products.

Q: WHAT WILL HAPPEN TO THE COMPAQ ACCESS PRODUCT FEATURES THAT I HAVE TODAY AND NEED TOMORROW?
A: With Houston as a strategic center of engineering excellence and product development, you can be assured that the manageability, innovation, stable software images, common docking and other Compaq access product advantages you depend on will continue to be an important element of the company's product line moving forward.

Q: CAN I EXPECT THE PRODUCTS I'M BUYING TODAY TO BE SUPPORTED TOMORROW?
A: We are committed to supporting products through the end of "service life", typically five years after end of manufacturing.

Q: HOW WILL THE COMBINED COMPANY BENEFIT ME?
A: Through world-class design and engineering, we will lead the next generation of innovative PC and access products. Compaq and HP are also leading innovators around the Pocket PC platform, which will result in even greater innovation focused on handheld and wireless solutions. In addition to providing complete end to end hardware/software solutions, the new company will provide you with infrastructure management services, enabling you to focus on your business with confidence that your IT needs are being met and managed by one of the largest and most capable IT services organizations in the industry

Q: WHAT WILL HAPPEN TO THE COMPAQ CONSUMER PRODUCT LINE?
A: Compaq remains committed to the consumer market and its retail channels. As the No. 2 consumer PC company in the world, we will continue to provide products and support to meet and exceed our customer's needs. In many ways, the proposed merger is great news for retail because both companies are familiar with the needs of the retail channel. Our leading PC competitor has been unable to create much traction in the consumer space because it lacks a retail strategy. This continues to be a key differentiator between Compaq and others.

Q: WHAT ABOUT NEW PRODUCTS?
A: Both companies have been aggressively pursuing new product categories in the emerging Access market, created through convergence and the rapid growth of the Internet. Some of our offerings include a variety of Internet access devices, such as Internet appliances, home and personal digital audio and handhelds. We expect this area to blossom and grow in the future.

Q: WILL YOU STILL SUPPORT USERS OF COMPAQ PRODUCTS AND SERVICES?
A: Compaq will continue to provide award-winning service and support for all access products -including all lines of consumer desktop and notebook PCs; iPAQ Pocket PCs and digital audio devices; as well as all other access devices - throughout the product's lifetime. Companies often retire old brands and introduce new ones in order to remain innovators in the marketplace. But whether or not a certain product brand name is on the shelves in the coming years, Compaq, as always, will continue to honor the same level of product service and support as promised when the customer purchased the product. Speculation in the marketplace may be causing some concern for existing and potential Compaq customers regarding the status of product service and support, as well as existing and new product warranties. Compaq maintains that all such new and existing contracts will be honored.


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                            HIGH PERFORMANCE SERVERS

Q37. WILL THIS AFFECT THE IPF TRANSITION PLAN FOR ALPHA AND HIMALAYA CUSTOMERS?
A. No. We will continue to work closely with our customers to deliver performance enhancements to our Alpha and NonStop Himalaya systems until the first Itanium-based systems are available in 2003 and 2004. Compaq has a very detailed plan in place to support those customers and the migration of their applications to the IPF. This includes our previously announced plans for EV7 and EV79 versions of the Alpha microprocessor, which will be used in our upcoming "Marvel" systems. As previously announced, these systems will support Tru64 UNIX and OpenVMS as well as Linux.

Q39. WHAT DOES THIS MEAN FOR NONSTOP HIMALAYA?
A. NonStop Himalaya remains a key strategic platform, with clear leadership in fault tolerance. It is also a great high-availability extension to the UNIX platform. We increasingly see the NonStop Himalaya platform surrounded by high-scale UNIX servers. Many of our most important accounts already have this configuration. We see significant opportunities to grow this business - both at Compaq and in the combined company. We have already begun porting the NonStop Kernel to the Itanium processor family. With binary compatibility and ServerNet, existing NonStop Himalaya servers will run seamlessly with Itanium-based NonStop Himalaya servers, protecting your investments in existing and future applications.

                            INDUSTRY STANDARD SERVERS

Q: DO COMPAQ PROLIANT SERVERS HAVE A FUTURE?
A: ProLiant servers remain the world's premier industry standard servers, leading in acceptance and innovation worldwide. Both HP and Compaq leadership have stated publicly that the new company will carry products with key sub-brands forward. ProLiant is likely to be among them.

Q. WILL THE CURRENT COMPAQ PROLIANT SERVER ROADMAPS REMAIN IN PLACE AND WILL THE PROLIANT PRODUCTS CUSTOMERS BUY NOW BE SUPPORTED IN THE FUTURE?
A. We remain committed to our ProLiant server roadmaps. Therefore, customers can safely invest in ProLiant servers and feel assured of future support.


Q. WILL THE RECENTLY ANNOUNCED COMPAQ INSIGHT MANAGEMENT SUITE AND OTHER PRODUCTS SUCH AS COMPAQ SMART ARRAY STORAGE FOR PROLIANT SERVERS HAVE A FUTURE AS WELL?
A. We are confident that key value adds to ProLiant systems, like the Compaq Insight Management Suite and Compaq Smart Array Storage for ProLiant servers, as industry- leading technologies, will be available for years to come.

Q. WILL COMPAQ INSIGHT MANAGER CONTINUE DESPITE THE STRONG REFERENCES TO HP OPENVIEW?
A. We are confident that Compaq Insight Manager, as a key value-add to ProLiant server customers, will be retained as the server management software. Compaq has an existing partner relationship with the HP OpenView team to ensure Compaq Insight Manager fully supports integration with HP OpenView, which is a broader enterprise management package. The two offerings are complementary and meet different needs of customers; together they are a powerful combination.

Q. WILL PROLIANT SERVER DEVELOPMENT MOVE TO PALO ALTO ONCE THE MERGER IS
COMPLETE?
A. Michael Capellas, Compaq's Chairman and CEO --who will be President of HP after the merger--stated publicly that Compaq corporate headquarters in Houston will remain the center of excellence for the engineering and development of industry standard servers, after the merger. We fully expect that the business model and partner relationships for industry standard servers in the new company will continue to be managed from Houston.


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Q. CAN CUSTOMERS EXPECT THE SAME APPROACH TO EASE OF DEPLOYMENT, SUPPORT,
UPGRADE AND TRANSITION FOR SERVERS, AS WELL AS THE SAME APPROACH TO MANAGEMENT THROUGHOUT THE LIFECYCLE?
A. We will take the opportunity provided by the proposed merger to assess whether we should adjust processes or programs to better meet customer needs. We fully expect that today's ProLiant server team will be instrumental in determining the direction the new company takes with all aspects of the server business.

                                     STORAGE

Q40. HP HAS AN OEM PARTNERSHIP WITH HITACHI DATA SYSTEMS FOR ITS ENTERPRISE STORAGE PRODUCTS. COMPAQ HAS ITS OWN FAMILY OF STORAGE. WHAT ARE PLANS FOR STORAGE?
A. Compaq and HP both view storage as a strategic growth opportunity. We believe in the future of networked storage, and we have invested in virtualization software to make it a reality. We also have some of the best storage engineering capabilities in the industry. Strategically and technically, our programs are highly complementary. We will accelerate growth in this market.


CHANNEL PARTNERS

Q: CAN CHANNEL PARTNERS EXPECT TO RECEIVE THE SAME LEVEL OF CHANNEL PROGRAM BENEFITS (I.E., MDF, DEMO/EVALUATION UNITS, PAY-FOR-PERFORMANCE, PARTNER PORTAL, PRICE PROTECTION, RETURNS, ETC.) THEY WERE RECEIVING FROM COMPAQ ONCE THE MERGER IS CLOSED?
A: Like Compaq, HP has a strong commitment to the channel. However, it's too early to say definitively which Compaq channel programs will continue. According to public statements made by Carly Fiorina, the merged company will spend as much money on channel programs and support as the two companies are currently spending.

Q: WHAT WILL HAPPEN WITH SERVICE AND SUPPORT (I.E., WARRANTY) FOR COMPAQ PRODUCTS AS A RESULT OF THE MERGER?
A: All customer commitments made by Compaq -- including contracts and product and services warranties -- will be honored according to their terms.

Q: WHEN AND HOW WILL CHANNEL PARTNERS RECEIVE ADDITIONAL DETAILS FROM COMPAQ ON THE TRANSITION PLAN FOR PROGRAMS, AGREEMENTS AND THE LIKE?
A: Until the merger is complete, Compaq and HP must continue to operate as separate companies and compete in the marketplace. Once shareholders and regulators approve the transaction, channel partners will be informed about transition plans.

Q: WILL CHANNEL PARTNERS HAVE THE SAME CHANNEL ACCOUNT MANAGER ONCE THE MERGER IS CLOSED?
A: While it is likely that some account roles may change as a result of the merger, the company has committed to putting more "feet on the street" than ever before.

Q: WILL HP HONOR THE CURRENT SPECIAL PRICING AGREEMENTS WITH COMPAQ?
A: All customer commitments made by Compaq -- including contracts and product and services warranties -- will be honored according to their terms.

Q: WHAT IS HP'S COMMITMENT TO CONTINUING THE MICROSOFT-BASED VERTICAL SOLUTIONS BEING DEVELOPED BY COMPAQ PARTNERS?
A: The combined company will work closely with Microsoft to drive new products such as tablet PCs, pocket PCs and next generation access devices. Both Compaq and HP are delivering solutions that drive Windows 2000 higher into the enterprise. Both companies are also strong believers in .NET and the opportunity to change the nature of enterprise computing and Web services. Similarly, partners developing Microsoft-based solutions are extremely valuable to the merged companies' ability and commitment to serve its customers.

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Q: WHICH COMPAQ PRODUCTS WILL REMAIN AFTER THE MERGER IS CLOSED AND WHICH
PRODUCTS WILL BE DISCONTINUED?
A: The decision as to which Compaq-branded products will be continued has not been made. However, all customer commitments made by Compaq -- including contracts and product and services warranties -- will be honored according to their terms.

Q: WHAT IMPACT WILL THE NEW HP HAVE ON COMPAQ'S SUPPLY CHAIN STRATEGY, WITH RESPECT TO THE RESELLER COMMUNITY AND DIRECT SHIP?
A: While the merger improves the company's ability to sell to customers any way they want to buy, Michael Capellas has stated that "partners will remain absolutely fundamental to the new organization." Carly Fiorina, chairman and chief executive officer, HP, said: "This is a decisive move that accelerates our strategy and positions us to win by offering even greater value to our customers and partners."

ALLIANCE PARTNERS

Q: WHAT ARE THE MERGER IMPLICATIONS FOR COMPAQ'S GLOBAL ALLIANCE PARTNERS?
A: Partners will remain fundamental to the new organization. The merger provides opportunities for even stronger relationships, and Compaq remains committed to meeting the high standards that Alliance partners have come to expect. Compaq partnerships are highly valued and will continue to be of utmost importance in the new company.

Q45. WHAT DOES THIS MEAN FOR YOUR RELATIONSHIP WITH INTEL?
A. This merger enhances our already strong partnerships with Intel. We are both working at an architecture level with Intel on the Itanium processor family. HP played a defining role in the Intel Itanium architecture. Through our agreement with Intel, high performance Alpha microprocessor technology will be incorporated into Itanium. The relationships between Compaq, HP and Intel have never been stronger.

Q46. WHAT DOES IT MEAN FOR YOUR RELATIONSHIP WITH MICROSOFT?
A. Our partnership with Microsoft is a key foundation for our success. We have long been partners in the PC and access side of the business. The combined company will work closely with Microsoft to drive new products such as tablet PCs, pocket PCs and next generation access devices. Both Compaq and HP are delivering solutions that drive Windows 2000 higher into the enterprise. We are also strong believers in .NET and the opportunity to change the nature of enterprise computing and Web services. Microsoft is one of our most strategic partnerships.

Q: WILL HP CONTINUE RELATIONSHIPS WITH PARTNERS THAT ARE NOT CURRENT HP
PARTNERS?
A: The new company will offer businesses and consumers a unique value proposition: the most complete suite of information technology products and services based on open, market-unifying standards and architectures. Unlike our competitors who continue to rely on proprietary products, the new HP will utilize the best in the industry to create value for customers. This value proposition depends upon strong partner relationships and offers increased value for partners.

Q: WHAT ARE SOME OF THE KEY TECHNOLOGY ENHANCEMENTS COMPAQ WILL BENEFIT FROM, DUE TO THE MERGER?
A: The HP and Compaq combination we anticipate will bolster what customers could receive from Compaq in UNIX data center servers. It adds open application integration tools for interoperability and reduces the overall revenue mix of access business. It also provides more scale in services and a more potent enterprise brand, which makes the combined company an even more attractive Alliance Partner.


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Q: COMPAQ CLEARLY VALUES PARTNERS AND MAKES SIGNIFICANT INVESTMENTS IN ITS
PARTNERSHIPS. WILL HP CONTINUE TO INVEST IN THESE PARTNERSHIPS?
A: Strong partnerships are essential to a combined HP and Compaq and will continue to warrant significant investments.

Forward Looking Statement

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Compaq's and HP's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

         Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the

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SEC on March 12, 2001. Full participant information may be found in Compaq's
Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.



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